BMO Financial Group Reports Second Quarter 2020 Results

EARNINGS RELEASE

Financial Results Highlights

Second Quarter 2020 Compared With Second Quarter 2019:

•	Net income of $689 million, compared with $1,497 million; adjusted net income[1] of $715 million, compared with $1,522 million

•	Reported EPS[2] of $1.00, compared with $2.26; adjusted EPS[1,2] of $1.04, compared with $2.30

•	Revenue, net of CCPB[3], of $5,461 million, compared with $5,652 million

•	Provision for credit losses (PCL) of $1,118 million, compared with $176 million; current quarter includes PCL on performing loans of $705 million

•	ROE of 5.3%, compared with 13.6%; adjusted ROE[1] of 5.5%, compared with 13.9%

•	Common Equity Tier 1 Ratio of 11.0%

•	Dividend of $1.06, unchanged from the prior quarter

Year-to-Date 2020 Compared With Year-to-Date 2019:

•	Net income of $2,281 million, compared with $3,007 million; adjusted net income[1] of $2,332 million, compared with $3,060 million

•	Reported EPS[2] of $3.37, compared with $4.54; adjusted EPS[1,2] of $3.45, compared with $4.62

•	Revenue, net of CCPB[3], of $11,492 million, compared with $11,243 million

•	Provision for credit losses of $1,467 million, compared with $313 million

•	ROE of 9.2%, compared with 13.6%; adjusted ROE[1] of 9.4%, compared with 13.9%

Toronto, May 27, 2020 – For the second quarter ended April 30, 2020, BMO Financial Group recorded net income of $689 million or $1.00 per share on a reported basis, and net income of $715 million or $1.04 per share on an adjusted basis.

“The economic and social consequences of the COVID-19 pandemic have been immediate and disruptive and at the same time, the response by policy makers has been swift and unprecedented in scale. At BMO, our top priority has been, and continues to be, the health and safety of all our employees and customers and the delivery of critical banking services”, said Darryl White, CEO BMO Financial Group.

“We acted quickly to mobilize our workforce and adapt the ways we serve our customers while maintaining operational stability in every business. We have helped customers experiencing financial stress by providing relief options, personalized advice and access to experts. We’ve announced community support initiatives focused on helping those with the greatest need.

“While the full scope and scale of the economic and social impact of the pandemic remains uncertain, we have never been better positioned to face these challenges. We entered this crisis from a position of strength, with good operating momentum across our diverse businesses, strong capital and liquidity, a strong record of performance in risk management, disciplined expense management and long history of overcoming challenges together with our customers.

“For the second quarter, we demonstrated the resilience of our earnings power as we earned through the impact of market volatility and prudent loan loss provisioning. As we transition to the re-opening of our economies, we will sustain and adapt operations to support our customers, employees, communities and the broader economic recovery, and together emerge from this crisis even stronger,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
Note:	All ratios and percentage changes in this document are based on unrounded numbers.

While COVID-19 had a meaningful impact on the bank’s earnings in the current quarter, the bank’s operational performance remains solid. Reported net income of $689 million and adjusted net income of $715 million were largely impacted by higher provisions for credit losses, which increased $942 million pre-tax or $693 million after tax. Revenue decreased, with growth in our P&C businesses more than offset by lower revenue in our market sensitive businesses. We maintained a disciplined approach to expense management, with expenses decreasing 2% year-over-year. Overall results demonstrated the resiliency of our diversified earnings platform in a challenging economic and market environment.

Return on equity (ROE) was 5.3%, compared with 13.6% in the prior year, and adjusted ROE was 5.5%, compared with 13.9% in the prior year. Return on tangible common equity (ROTCE) and adjusted ROTCE were both 6.4% in the current quarter, compared with 16.4% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a third quarter 2020 dividend of $1.06 per common share, unchanged from the prior quarter and up $0.03 per share or 3% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposure, including the potential from loss from higher credit, counterparty or mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. Please refer to the Impact of COVID-19 and Risk Management sections in our Second Quarter 2020 Report to Shareholders.

Our complete Second Quarter 2020 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2020, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Second Quarter Operating Segment Overview

Canadian P&C

Reported net income was $361 million, compared with $616 million in the prior year, and adjusted net income was $362 million, compared with $616 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income was lower due to higher provisions for credit losses, with higher revenue partially offset by higher expenses.

During the quarter, we introduced measures to help Canadian consumers and businesses affected by COVID-19. These measures included deferring up to six months of payments for our personal and business clients and reducing interest rates on consumer and small business credit cards for those customers needing extra help. We also increased working capital loans to businesses and assisted clients with tapping into relief funds, as quickly as possible. In the quarter, we helped over 200,000 personal and commercial banking customers access these programs and we continued to offer banking services to all clients through our branches, digital and call centre channels.

U.S. P&C

Reported net income was $339 million, compared with $406 million in the prior year, and adjusted net income was $349 million, compared with $417 million. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$246 million, compared with US$305 million, and adjusted net income was US$253 million, compared with US$313 million in the prior year, primarily due to higher provisions for credit losses, partially offset by higher revenue.

During the quarter, BMO Harris Bank announced relief measures and hardship assistance to help U.S. consumers, small businesses, commercial clients, communities and team members experiencing financial pressures, as a result of COVID-19. As of April 30, 2020, we have originated US$4.2 billion in small business relief loans through the Small Business Administration’s Paycheck Protection Program.

BMO Wealth Management

Reported net income was $144 million, compared with $305 million in the prior year, and adjusted net income was $153 million, compared with $315 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $160 million, compared with $226 million, and adjusted net income was $169 million, compared with $236 million, with the majority of the decrease driven by a legal provision. Insurance net loss was $16 million, compared with net income of $79 million in the prior year, primarily due to the impact of unfavourable market movements, compared with the prior year.

We continue to support our clients’ evolving needs during this challenging time, including providing expert advice and help to access financial relief measures, extending the grace period for most insurance premiums, digitizing processes and enabling our call centres to support a significant increase in online brokerage transaction volumes and new accounts. We were proud to be selected as the asset manager for the Bank of Canada’s Provincial Bond Purchase Program, which aims to support the liquidity and efficiency of provincial government funding markets and will hold up to a total of $50 billion of assets.

1 BMO Financial Group Second Quarter 2020 Earnings Release

BMO Capital Markets

Reported net loss was $74 million, compared with reported net income of $250 million in the prior year, and adjusted net loss was $68 million, compared with adjusted net income of $254 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher provisions for credit losses and lower revenue in both Global Markets and Investment and Corporate Banking were partially offset by lower expenses. The higher provisions for credit losses accounted for approximately 90% of the decrease in net income.

On April 6, 2020, we completed the acquisition of Clearpool Group, Inc. (Clearpool), a New York-based provider of electronic trading solutions, operating in the United States and Canada. In addition, BMO Capital Markets was a joint lead manager in the largest-ever U.S. Dollar Supranational issuance in history, a 5-year US$8 billion global benchmark sustainable development bond with the World Bank. The bond helped raise awareness for the World Bank’s global health program to staff, train, purchase equipment and support local communication campaigns associated with COVID-19, and strengthen healthcare systems of developing countries.

Corporate Services

Reported and adjusted net loss for the quarter was $81 million, compared with a reported and adjusted net loss of $80 million in the prior year, relatively unchanged, with lower expenses and higher revenue largely offset by the impact of a less favourable tax rate in the current quarter.

Adjusted results in this Second Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.0% as at April 30, 2020. The ratio, which remains comfortably above the minimum regulatory expectation, is down from 11.4% at the end of the first quarter. The change in our ratio largely reflects loan growth in support of our customers through this challenging time.

Provision for Credit Losses

Total provision for credit losses was $1,118 million, an increase of $942 million pre-tax or $693 million after tax from the prior year. The total provision for credit losses ratio was 94 basis points, compared with a low level of 16 basis points in the prior year that included the benefit of a large recovery on a U.S. commercial loan. The provision for credit losses on impaired loans was $413 million, an increase of $263 million from $150 million in the prior year, primarily due to higher provisions in our P&C businesses and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 35 basis points, compared with a low level of 14 basis points in the prior year. There was a $705 million provision for credit losses on performing loans in the current quarter, compared with a $26 million provision for credit losses on performing loans in the prior year. The $705 million provision for credit losses on performing loans in the current quarter was primarily based on a weaker economic outlook.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter 2020 Earnings Release 2

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 8 of our Second Quarter 2020 Report to Shareholders for a discussion of the effects of changes in exchange rates on our results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Reported Results
Revenue	5,264	6,747	6,213	12,011	12,730
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	197	(716)	(561)	(519)	(1,487)
Revenue, net of CCPB	5,461	6,031	5,652	11,492	11,243
Total provision for credit losses	(1,118)	(349)	(176)	(1,467)	(313)
Non-interest expense	(3,516)	(3,669)	(3,595)	(7,185)	(7,152)
Income before income taxes	827	2,013	1,881	2,840	3,778
Provision for income taxes	(138)	(421)	(384)	(559)	(771)
Net income	689	1,592	1,497	2,281	3,007
EPS ($)	1.00	2.37	2.26	3.37	4.54

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(3)	(2)	(6)	(8)
Amortization of acquisition-related intangible assets (3)	(30)	(29)	(30)	(59)	(61)
Adjusting items included in reported pre-tax income	(33)	(32)	(32)	(65)	(69)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(2)	(4)	(6)
Amortization of acquisition-related intangible assets (3)	(24)	(23)	(23)	(47)	(47)
Adjusting items included in reported net income after tax	(26)	(25)	(25)	(51)	(53)
Impact on EPS ($)	(0.04)	(0.04)	(0.04)	(0.08)	(0.08)

Adjusted Results
Revenue	5,264	6,747	6,213	12,011	12,730
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	197	(716)	(561)	(519)	(1,487)
Revenue, net of CCPB	5,461	6,031	5,652	11,492	11,243
Total provision for credit losses	(1,118)	(349)	(176)	(1,467)	(313)
Non-interest expense	(3,483)	(3,637)	(3,563)	(7,120)	(7,083)
Income before income taxes	860	2,045	1,913	2,905	3,847
Provision for income taxes	(145)	(428)	(391)	(573)	(787)
Net income	715	1,617	1,522	2,332	3,060
EPS ($)	1.04	2.41	2.30	3.45	4.62

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)

These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 19, 20, 22, 24 and 26 of our Second Quarter 2020 Report to Shareholders.

Adjusted	results and measures in this table are non-GAAP amounts or non-GAAP measures.

3 BMO Financial Group Second Quarter 2020 Earnings Release

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, our response to the COVID-19 pandemic and its expected impact on our business, operations, earnings, results and financial condition, including our capital and liquidity ratios and credit ratings, as well as its impact on our customers, competitors and trading exposure, including the potential from loss from higher credit, counterparty or mark-to-market losses, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies and its heightening of certain risks that may affect our future results the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section on page 35 of our Second Quarter 2020 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law.

The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section set forth in our Second Quarter 2020 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook section in our Second Quarter 2020 Report to Shareholders.

BMO Financial Group Second Quarter 2020 Earnings Release 4

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 27, 2020, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 3639556#. A replay of the conference call can be accessed until Thursday, June 25 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4025448#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (the Plan)

Average market price as defined under the Plan

February 2020: $100.71

March 2020: $66.70

April 2020: $71.80

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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5 BMO Financial Group Second Quarter 2020 Earnings Release